FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

 Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

While announcing its results for the quarter ended March 31, 2020 on May 9, 2020, ICICI Bank Limited (the “Bank”) had stated that the Bank would look at further strengthening the balance sheet as opportunities arise. In line with this intent and in accordance with the captioned regulations, notice is hereby given that a meeting of the Board of Directors of the Bank will be held on Wednesday, July 8, 2020, inter alia, to discuss and consider the proposal of raising funds by issue of equity shares and/or other equity linked securities, through permissible mode(s) including but not limited to a private placement, preferential issue, qualified institutions placement, further public offer, etc., or any combination thereof, subject to shareholders’ approval and regulatory and other approvals as may be required.

Pursuant to the provisions of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, as amended, the Trading Window for Designated Persons including Directors already stands closed with effect from July 1, 2020 and extends upto August 2, 2020 in terms of our earlier letters dated June 25, 2020 and July 3, 2020.

We request you to kindly take this in your record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 5, 2020	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager